Mail Stop 6010

October 25, 2007

Steven L. Basta
Chief Executive Officer
BioForm Medical, Inc.
1875 So. Grant Street, Suite 110
San Mateo, California 94402

> **Re: BioForm Medical, Inc.**
> **Registration Statement on Form S-1, Amendment 3**
> **Filed October 22, 2007**
> **File No. 333-145584**

Dear Mr. Basta:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please respond to the comments included in our October 22, 2007 letter.

2. Please include a recently dated consent letter from your valuation specialist with your amended filing as required by Item 601 of Regulation S-K.

Recent Developments, page 4

3. We note you estimate that your net sales for the quarter ended September 30, 2007 were "between $15.0 million and $15.2 million," and your net loss was "between $3.4 million and $3.8 million." Please disclose one number for each of these two items rather than a range.

4. Based on the "Quarterly Operations Data" on page 36, it appears your total revenues had been increasing from quarter to quarter during the past year, and your net loss had also been increasing from quarter to quarter. The September 30, 2007 numbers in the "Recent Developments" section reflect lower total revenues than the previous quarter and a smaller net loss. Please discuss the reasons for the divergence in the trends.

5. We note the following disclosure: "In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly our operating results for the three months ended September 30, 2007. The foregoing summary is subject to adjustment based upon the finalization of our quarter-end closing and reporting processes, and should therefore be considered together with our full results of operations when published." These two sentences seem to contradict each other. The first states management's opinion that all necessary adjustments have been made, but the second suggests that more adjustments may be made. Please reconcile these sentences.

Exhibit 23.1

6. Please have your auditors update their consent to include the number of shares to be registered prior to requesting effectiveness.

Consolidated Financial Statements

Note 6. Convertible Preferred Stock

Series A and B Convertible Participating Preferred Stock

7. Refer to our comment number 13. Please tell us why you do not believe you had a beneficial conversion feature for the preferred stock issuances in March 2007 at $5.50 per share in light of your IPO mid-range of $10 per share.

                                *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David J. Saul
        Adrian M. Rich
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        650 Page Mill Road
        Palo Alto, California 94304